UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 20 January 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Competition Law Compliance Matters

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
(“Sasol”)
Competition Law Compliance Matters
Sasol today announced that as part of the Group's ongoing legal compliance programme, Sasol Limited's Chief Executive, Pat
Davies, and his management team initiated a competition law
compliance review of all Sasol businesses in July 2008. In
addition to this compliance review, the Sasol Limited Board of
Directors, on recommendation of management, commissioned a review of the adequacy of competition law compliance processes managed and co-ordinated across the Sasol Group. Sasol has retained
external counsel to assist in this connection.

Sasol will, in the course of conducting the competition law
compliance reviews, adopt appropriate remedial steps and make disclosures on the material findings as and when it is
appropriate. It is currently envisaged that the review process will be completed during the first half of 2009.
At this stage, Sasol is in a position to disclose findings of the competition law review process in respect of Sasol Nitro, Sasol
Gas and Sasol Oil.

Sasol Nitro

Additional information has been revealed by the review process which is relevant to previously disclosed competition law legal proceedings in respect of the Nutri-Flo complaints and Phosphoric
Acid investigation (See pages 179 - 181 of the 2008 Annual
Financial Statements and pages 75 – 77 of the 2008 Annual Report submitted on Form 20-F to the United States Securities and
Exchange Commission for the previous public disclosures in these matters). On the basis of available information and legal advice at the time of previous disclosures of these matters it was
indicated that a finding of unlawful conduct under the
Competition Act of South Africa in each of these matters was remote. Additional information uncovered in the review process and an ongoing assessment of the merits of these matters now indicate that a finding of unlawful conduct under the Competition
Act is more probable in the Phosphoric Acid investigation and in respect of one of the complaints in the Nutri-Flo matter referred by the Competition Commission to the Competition Tribunal. Sasol
has commenced exploratory discussions with the Competition
Commission. It is premature to determine the possible
consequences and financial impact of any finding of unlawful conduct at this stage.

Sasol Gas
The competition law compliance review referred to above, has also revealed two competition law contraventions in Sasol Gas. The first contravention relates to the structure of a piped gas
marketing BEE joint venture which Sasol established and in which
Sasol has a 49% interest. In support of the BEE joint venture
Sasol agreed to certain restrictive provisions in the agreements relating to the venture. In addition Sasol provided marketing and administrative related services and assistance to this venture.
These agreements were based on legal advice obtained at the time as well as an assumption that the venture could be treated as a partner rather than a competitor of Sasol Gas. Closer scrutiny and additional legal advice obtained as part of the competition law compliance review indicated that the assumption was not valid and that the assistance and services provided to the venture constituted a contravention of the South African Competition Act.
The second contravention relates to a restrictive clause in a supply agreement with a customer for the benefit of the customer.
Sasol agreed to the restrictive clause to support the
privatisation of the customer. Sasol is only to a limited extent a potential competitor of this customer.
Each of these contraventions was brought to the attention of the
Competition Commission once they were identified. Sasol is co-
operating with the Competition Commission and has been granted conditional corporate leniency by the Competition Commission in both these matters. We do not believe that these contraventions by Sasol Gas will have a material adverse impact on our business, operating results and financial condition.
Sasol Oil
Following a competition law compliance review, Sasol Oil was advised by its competition law advisors that certain identified conduct may be construed as contravening certain provisions of the South African Competition Act.
Upon the identification of the potential concerns, Sasol Oil submitted leniency applications to the Competition Commission and is co-operating with the Commission in this regard.
Competition Commission Announcement

The Competition Commission today announced that it has initiated investigations into the South African piped gas and petroleum industries as a result of Sasol's leniency applications. Sasol is co-operating fully with the Commission in these investigations.

Sasol chief executive, Pat Davies, said: “While we have always had compliance programmes in place, they do not erect an absolute barrier against behaviour that may be contrary to our policies or applicable laws or regulations. The intense scrutiny of the
review initiated last year is unfortunately indicating areas of concern. We will not tolerate non-compliance and won't rest until we are confident that all our businesses are fully compliant not least because any contravention of law could potentially lead to fines, remedial actions and civil claims and therefore have a negative impact on Sasol's business and reputation. Where we do identify potential irregularities, we take a conservative
approach and take prompt action to rectify the situation.”

Davies added: “Most importantly, our values do not leave any room for unethical behaviour. This detailed scrutiny of potential compliance issues is particularly necessary given the increasing complexity of both the business and legislative environment in which we operate and we continue to intensify our compliance reviews accordingly. Sasol remains vigilant in identifying
potential compliance issues particularly given the increasing complexity of both the business and legislative environments in which we operate and we will continue to intensify our compliance reviews accordingly.”
Hixonia Nyasulu, the Chairman of Sasol, said: “The Board is fully appraised of the competition compliance review and fully supports the activities undertaken. The additional review, commissioned by the Board on the recommendation of management, takes a further look at the broader competition law compliance processes and the management and co-ordination thereof. External counsel will
assist in this board-commissioned review and I feel this both a comprehensive and necessary set of activities.”
19 January 2009
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited
Forward looking statements
In this announcement we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return and cost reductions. Words such as “believe”,
“anticipate”, “expect”, “intend”, “seek”, “will”, “plan”,
“could”, “may”, “endeavour" and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of
important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and
intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7
October 2008 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking
statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 January 2009
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary